Exhibit 10.1
May 31, 2018
Mark McLaughlin
c/o Palo Alto Networks, Inc.
Re:    Updated Terms of Employment
Dear Mark:
This letter agreement (the “Agreement”) is entered into between Palo Alto Networks, Inc. (“Palo Alto Networks,” the “Company” or “we”) and you. This Agreement is effective immediately upon your resignation as the Company’s Chief Executive Officer (“Effective Date”). The Company accepts your resignation as Chief Executive Officer and expresses appreciation and gratitude for your service. The purpose of this Agreement is to confirm the updated terms and conditions of your employment following your resignation as Chief Executive Officer and to specify your treatment upon certain terminations of your service with the Company.
1.Position. Beginning on the Effective Date, you will continue to be an employee of the Company and report to the new Chief Executive Officer and shall perform such duties and responsibilities as are requested by the new Chief Executive Officer. While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. You may engage in civic and not-for-profit activities, as long as such activities and service do not interfere with the performance of your duties hereunder. By signing this Agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.
2.Cash Compensation.
(a)Base Salary. Your salary will (i) continue to be at an annualized rate of $900,000 per year as of the Effective Date and (ii) be reduced to an annualized rate of $500,000 per year as of August 1, 2018, in each case, payable in accordance with the Company’s standard payroll schedule. Your salary, as well as any other cash amounts payable under this Agreement, will be subject to applicable tax withholdings. Your salary may be adjusted from time to time by the Company’s Board of Directors (the “Board”) or the Compensation Committee of the Board (the “Compensation Committee”) in their sole discretion.
(b)Annual Incentive Compensation Payment. You will continue to have the opportunity to earn a target annual incentive compensation payment of 100% of your

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annual base salary for the 2018 fiscal year based on the achievement of certain objectives, as established by the Board and/or the Compensation Committee, subject to your continued employment through and until the date of payment. The incentive compensation will be paid no later than March 15 of the year following the year in which such incentive compensation was earned. As of August 1, 2018, you will no longer be eligible for any incentive compensation from the Company (other than payments, if any, related to the 2018 fiscal year).
3.At Will Employment. While we look forward to a continued productive relationship, your employment with the Company, however, is for an unspecified period of time and this Agreement creates an at-will employment relationship that may be terminated (subject to the terms of this Agreement) by you or the Company at any time for any reason and with or without cause or prior notice. Upon termination of your employment for any reason, you shall be entitled to receive any compensation earned and reimbursements due through the effective date of termination.
4.Termination Benefits.
(a)Vesting Acceleration. In the event that the Company or its successor terminates your service other than for Cause, then your then-outstanding unvested time-based equity awards will accelerate as to shares that would have vested by the date 24 months after your termination of employment (the “Vesting Acceleration”). Your entitlement to the Vesting Acceleration is subject to your compliance with subsection (b) below.
(b)Form and Timing of Payment. This Section 4 will not apply unless you (i) have returned all Company property in your possession and (ii) have executed a general release of all claims that you may have against the Company and persons affiliated with the Company.
The release must be in the form prescribed by the Company. You must execute and return the release on or before the date specified by the Company in the prescribed form (the “Release Deadline”). The Release Deadline will in no event be later than 50 days after your separation. If you fail to return the release on or before the Release Deadline, or if you revoke the release, then you will not be entitled to the Vesting Acceleration. The Vesting Acceleration will be provided following the effectiveness of the release within 60 days after your separation. Notwithstanding the foregoing, if the 60-day period described in the preceding sentence spans two calendar years and/or if any amounts that become payable as a result of the Vesting Acceleration are Deferred Payments (as defined below), then the Vesting Acceleration will be provided on the 60th day following your termination of service, subject to Section 6.
(c)Definitions. For purposes of this Agreement, “Cause” shall mean: (i) conviction of any felony or any crime involving moral turpitude or dishonesty; (ii) participation in intentional fraud or an act of willful dishonesty against the Company which materially harms the Company; (iii) willful breach of the Company’s policies which materially harms the Company; (iv) intentional damage of a substantial amount of the Company’s property; (v) willful and material breach of this agreement or Employee Invention Assignment and Confidentiality Agreement; or (vi) a willful failure or refusal in a

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material respect by you to follow the reasonable policies or directions of the Company as specified by the Board or the Chief Executive Officer after being provided with notice of such failure, such notice specifying in reasonable detail the tasks which must be accomplished and a timeline for the accomplishment to avoid termination for Cause, and an opportunity to cure within 30 days of receipt of such notice.
5.Section 280G. If any payments and other benefits provided for in this Agreement or otherwise constitute “parachute payments” within the meaning of Section 280G of the Code and, but for this Section 5, would be subject to the excise tax imposed by Section 4999 of the Code, then payments and other benefits will be payable to you either in full or in such lesser amounts as would result, after taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, on your receipt on an after-tax basis of the greatest amount of payments and other benefits, by reducing payments in the following order: (i) cancellation of accelerated vesting of stock options that are out-of-the-money; (ii) reduction in cash payments; (iii) cancellation of accelerated vesting of all equity awards that are not out-of-the-money stock options; and (iv) other employee benefits. In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant.
6.Section 409A. For purposes of this Agreement, a termination of employment will be determined consistent with the rules relating to a “separation from service” as defined in Section 409A of the Code and the regulations thereunder (“Section 409A”). Notwithstanding anything else provided herein, to the extent any payments provided under this Agreement or otherwise in connection with your termination of service constitute deferred compensation subject to Section 409A (“Deferred Payments”), and you are deemed at the time of such termination of service to be a “specified employee” under Section 409A, then such payment shall not be made or commence until the earlier of (i) the expiration of the 6-month period measured from your separation from service from the Company or (ii) the date of your death following such a separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you including, without limitation, the additional tax for which you would otherwise be liable under Section 409A(a)(1)(B) in the absence of such a deferral. The first payment thereof will include a catch-up payment covering the amount that would have otherwise been paid during the period between your termination of employment and the first payment date but for the application of this provision, and the balance of the installments (if any) will be payable in accordance with their original schedule. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder comply with Section 409A. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement are intended to constitute separate payments for purposes of Section 1.409A‑2(b)(2) of the Treasury Regulations.
7.Benefits. You will also continue to be eligible to participate in benefit plans established by the Company for its employees from time to time. Upon your termination

3000 TANNERY WAY | SANTA CLARA, CA 95054 | MAIN: 408.753.4000 | PALOALTONETWORKS.COM

of employment with the Company for any reason, you will be paid your salary through your date of termination.
8.Confidentiality; Compliance with Policies. As an employee of the Company, you will have access to certain confidential information of the Company and you may, during the course of your employment, develop certain information or inventions that will be the property of the Company. To protect the interests of the Company, as a condition of your employment you were required to sign the Company’s “Employee Invention Assignment and Confidentiality Agreement” on or prior to your start date. You represent that your signing of this Agreement and the Company’s Employee Invention Assignment and Confidentiality Agreement, and your continued employment with the Company, will not violate any agreement currently in place between yourself and current or past employers. You agree to continue to be bound by the policies and procedures of the Company now or hereafter in effect relating to the conduct of employees.
9.Governing Law: Arbitration. This Agreement shall be construed and enforced in accordance with the internal laws of the State of California (without regard to its laws relating to choice-of-law or conflict-of-laws). You and the Company shall submit to mandatory and exclusive binding confidential arbitration of any controversy or claim arising out of, or relating to, this Agreement or any breach hereof or otherwise arising out of, or relating to, your employment with the Company or the termination thereof, provided, however, that the parties retain their right to, and shall not be prohibited, limited or in any other way restricted from, seeking or obtaining injunctive relief from a court having jurisdiction over the parties related to the improper use, disclosure or misappropriation of a party’s proprietary, confidential or trade secret information. Such arbitration shall be conducted through JAMS in the State of California, Santa Clara County, before a single neutral arbitrator, in accordance with the JAMS’ then-current rules for the resolution of employment disputes. The arbitrator shall issue a written decision that contains the essential findings and conclusions on which the decision is based. You shall bear only those costs of arbitration you would otherwise bear had you brought a covered claim in court. Judgment upon the determination or award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This agreement to arbitrate does not restrict your right to file administrative claims you may bring before any government agency where, as a matter of law, the parties may not restrict the employee’s ability to file such claims (including, but not limited to, the National Labor Relations Board, the Equal Employment Opportunity Commission and the Department of Labor). However, the parties agree that, to the fullest extent permitted by law, arbitration shall be the exclusive remedy for the subject matter of such administrative claims.
10.Miscellaneous.
(a)Successors. This Agreement shall inure to the benefit of and be binding upon the Company and any of its successors, and (b) you and your heirs, executors and representatives in the event of your death. Any successor to the Company shall be deemed substituted for the Company under the terms of this agreement for all purposes. In the event of a change in control, the Company agrees to obtain assumption of this Agreement by its successor.

3000 TANNERY WAY | SANTA CLARA, CA 95054 | MAIN: 408.753.4000 | PALOALTONETWORKS.COM

(b)Modification. This Agreement, including, but not limited to the at will provision above, may not be amended or modified other than by a written agreement designated as an amendment and executed by you and an officer of the Company, although the Company reserves the right to unilaterally modify your compensation, benefits, job title and duties.
(c)Severability. If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement that can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.
(d)Complete Agreement. This Agreement (together with the Employee Invention Assignment and Confidentiality Agreement, the D&O Indemnification Agreement, the Company’s 2005 Equity Incentive Plan, the Company’s 2012 Equity Incentive Plan and any equity award agreements issued thereunder) represents the entire agreement between you and the Company with respect to the material terms and conditions of your employment, and supersedes and replaces all prior discussions, negotiations and agreements, including, but not limited to, the offer letter between you and the Company dated July 21, 2011, as amended on December 15, 2011.
(e)Counterparts. This Agreement may be executed (i) in counterparts, each of which shall be an original, with same effect as if the signatures hereto were on the same instrument; and (ii) by facsimile or pdf. The parties agree that such facsimile or pdf signatures shall be deemed original signatures for all purposes.
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3000 TANNERY WAY | SANTA CLARA, CA 95054 | MAIN: 408.753.4000 | PALOALTONETWORKS.COM

We are extremely excited about your continued employment with Palo Alto Networks.
Please indicate your acceptance of this Agreement, and confirmation that it contains our complete agreement regarding the terms and conditions of your employment, by signing the bottom portion of this Agreement and returning a copy to me.
For and on behalf of Palo Alto Networks.

/s/ DAN WARMENHOVEN
Dan Warmenhoven, Lead Independent Director

Agreed to and accepted:

/s/ MARK MCLAUGHLIN
Mark McLaughlin

Dated:	May 31, 2018

3000 TANNERY WAY | SANTA CLARA, CA 95054 | MAIN: 408.753.4000 | PALOALTONETWORKS.COM